CERTIFICATE OF FORMATION:
Progressive X-Ray of Englewood, LLC

The undersigned, being authorized to execute and file this Certificate of Formation, hereby certifies that:

FIRST: The name of the limited liability company is “Progressive X-Ray of Englewood, LLC” (hereinafter the “company”).

SECOND: The address of the registered office of the Company in this state is 401 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

THIRD: The name and address of the resident agent of the Company is Robert Farrell, 401 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

FOURTH: The Company has two members.

FIFTH: The duration of the Company is perpetual or such other lesser period required by law to maintain its standing as a limited liability company.

IN WITNESS WHEREOF, I have signed this certificate of Formation this First day of June, 2006.

/s/ Frank Arcaroli
Frank Arcaroli, Controller
Incorporate Filing
Progressive X-Ray of Englewood, LLC